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Direct Dial: (212) 403-1005 Direct Fax: (212) 403-2005 E-Mail: VGoldfeld@wlrk.com

August 31, 2022

Via EDGAR and Courier

Austin Wood

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc. Amendment No. 1 to Form 10-12B Filed April 22, 2022 File No. 001-41322

Dear Mr. Wood and Ms. Long:

On behalf of our client, Bluerock Homes Trust, Inc. (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 6, 2022 (the “June 6 Letter”), regarding the Company’s registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 22, 2022. In connection with this letter responding to the Staff’s comments, the Company is publicly filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, the Staff’s comments that were set forth in its June 6 Letter are set forth in bold, followed by the response on behalf of the Company. All page references in the response set forth below refer to pages of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations and Core Funds from Operations Attributable to Common Stockholders and Unitholders, page 101

2.	We note your response to comment 4. Please provide your tabular reconciliation to more accurately describe the adjustments that are presented net of your joint venture partners’ noncontrolling interest share.

Response: The Company has removed from the Registration Statement the presentation of Funds from Operations and Core Funds from Operations Attributable to Common Stockholders and Unitholders, based on its determination that these non-GAAP supplemental measures of operating performance do not materially add to an investor’s understanding of the Company prior to completion of the spin-off.

Business and Properties, page 103

3.	We note your amended disclosure in response to comment 7. We also note your response that you do not believe it would be informative to investors to specifically identify each unit or property that has planned renovations. Please quantify how many properties or units renovations have been planned or are currently undergoing renovations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 2 to include the number of units currently undergoing renovations. The Company respectfully advises the Staff that it does not currently have a programmatic renovation plan in place and as such makes determinations about renovations on an ad hoc basis with respect to individual properties at the expiration of tenant leases in connection with the releasing process. As a result, the Company has not included disclosure about the number of planned renovations.

*      *      *      *      *      *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Michael Konig, Bluerock Residential Growth REIT, Inc.

Jason Emala, Bluerock Asset Management, LLC

Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz